Liquid Media Formalizes Intake Process for Films, Series, Documentaries and Other Professional Video Content

Vancouver, BC – November 02, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced its project intake procedures following a significant increase in demand for the Company’s four-phase solution engine to help drive content from inception through monetization. The boost in submissions follows Liquid’s successful industry launch, star-studded “Big Splash'' gala and multiple panel presentations at the Toronto International Film Festival. These activities generated a flurry of media for the Company, including stories, coverage and interviews via Deadline Hollywood, Playback, Just Jared, E-Talk News, ET Canada, CTV’s “The Social” (Canada’s #1 daytime TV show), The Globe and Mail, People Magazine, Film Daily, Benzinga and more.

Liquid’s new project submission portal is now the principal way for all producers and content creators seeking to work with Liquid to submit projects for financing, distribution and monetization. Whether a project is in the early stages and requires predictive analysis or production financing (Phases I and II) or is more advanced and needs digital asset management, distribution & monetization or discoverability (Phases III and IV), the submission portal enables each project to be matched to the appropriate phase of Liquid’s solution engine.

“We are extremely excited to begin driving projects through this new, formalized process,” said Ron Thomson, CEO of Liquid Media. “In addition to our new project submission portal, Liquid’s Phase I intelligence and analysis services portal, in partnership with Slated, is also live. It will help Liquid determine which early-stage projects we are ready to advance to Phase II and which need additional development or significant improvement before we can consider taking them on. Projects that are ready for Phase I will receive preferential pricing for our analysis bundle, which combines professional reviews of a screenplay, documentary script or screener with data science, then delivers detailed notes and financial projections. Projects that are further along in the production lifecycle will be directed to our Phase III and IV services.”

The critically important first phase of Liquid’s solution engine determines the strength of a project’s team, analyzes the potential of scripts and screenplays, conducts virtual test screenings for narratives and documentaries, and provides financial analysis. The full analysis process combines data analytics and professional review. A confidential project page is created for each production and its creative team, then shared with Liquid executives and Liquid project parties. Ultimately, this complete roadmap shows producers where their projects need to go, with key elements including:

Script reviews, which are undertaken by industry veterans who have read hundreds of scripts for agencies, management companies and production companies – including Creative Artists Agency, United Talent Agency, Paradigm Talent Agency, Universal, Paramount, Columbia Pictures, Warner Brothers, Metro-Goldwyn-Mayer, Walt Disney Pictures, 20th Century Fox, DreamWorks, Lionsgate and more.

Screening analysis, offering filmmakers and documentary producers early insight into how their production could fare with festivals, sales companies, distributors, audiences and critics. Team members have a proven track record in recommending independent gems that went on to secure financing, packaging, sales and distribution as well as audience and critical acclaim after receiving high script and screening scores through the methodology Liquid has adopted. Reviewers have won Emmys for producing, written TV shows for major streamers and worked at almost every major studio.

Financial analysis, providing a statistical-based projection for each project by analyzing performance factors of more than 13,000 released films. Numbers are run like the big studios, then filmmakers and producers can make adjustments based on how combinations of talent and financial plans will impact their production, ultimately understanding how much revenue they could make.

Among well over 1,000 success stories using this objective analysis that leverages data analytics and professional review is the movie “The Peanut Butter Falcon.” From the producers of Little Miss Sunshine, it was introduced in the US by Roadside Attractions as a limited theatrical release. In 2016, three years before it brought in over US$23 million in worldwide box office revenues as the highest grossing independent film of 2019, “The Peanut Butter Falcon” received Slated scores of 74 for its script and 84 for financials.

Many other creative professionals -- including 30,000 producers, 15,000 writers and 13,000 directors -- trust this methodology and credit it as well as other Slated services for generating thousands of award nominations and hundreds of wins. Additionally, 70% of 2021 Sundance films and 100% of 2021 Oscar Best Picture nominated films were made by Slated members.

“Liquid’s approach to helping entertainment projects make progress toward production is completely aligned with our own,” said Tim Wesley, CEO for Slated. “Slated’s Executive Producer team has worked with hundreds of film & TV producers worldwide over the past five years, and we’re thrilled Slated’s processes and methodologies will now be integral to accessing the length and breadth of Liquid’s ecosystem.”

About Slated:

Slated is the leading online film packaging, financing, and distribution marketplace, supplying the exploding global demand for great content. Slated’s predictive analytics, packaging tools, and high-quality deal flow empower filmmakers, talent, financiers, and distributors to make great movies.

Additional information is available at https://www.slated.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

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+1 (416) 489-0092

pg@liquidmediagroup.co

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